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                                                      OPPENHEIMERFUNDS
Patricia C. Foster                                    OppenheimerFunds, Inc.
Vice President                                        Rochester Division
and Assistant Counsel                                 350 Linden Oaks
                                                      Rochester, NY 14625-2807
                                                      Tel 716 383-1300


                                                       November 2, 1998


Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

      Re:   Centennial New York Tax Exempt Trust
            File No. 811-5584
            Registration No. 33-23494

To the Securities and Exchange Commission:

      An electronic filing was made under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") on behalf of Centennial New York Tax Exempt Trust (the "Fund") on October 28, 1998 (accession number 0000837278-98-000010). The filing consisted of documents comprising Post-Effective Amendment No. 13 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 15 to its 1940 Act Registration Statement (the "Amendment").

      Pursuant to Rule 477 of the 1933 Act, we are hereby requesting the withdrawal of the Amendment filing. The reason for the withdrawal is that this filing was filed in duplicate. The Amendment was accepted under accession number 0000837278-98-000009 on October 28, 1998.

     If you  have  any  questions  regarding  this  filing,  please  me at (800)
552-1149.

                                                      Sincerely,


                                                      /s/ Patricia C. Foster
                                                      -------------------------
                                                      Patricia C. Foster
                                                      Vice President
                                                      and Assistant Counsel